Exhibit 99.1

N E W S      R E L E A S E

Siyata Mobile to Participate in 1x1 Meetings at The Inaugural EF Hutton Global Conference

VANCOUVER, BC / ACCESSWIRE / April 25, 2023 / Siyata Mobile Inc. (Nasdaq:SYTA/SYTAW) ("Siyata" or the "Company"), a global vendor of Push-to-Talk over Cellular ("PoC") devices and cellular signal booster systems, announced today that Glenn Kennedy, its VP of International Sales, will be attending The Inaugural EF Hutton Global Conference, which will be held on May 10-11, 2023, at the Plaza Hotel in Manhattan, the heart of New York City.

The Inaugural EF Hutton Global Conference is a two-day, invitation-only event featuring key executives from approximately 150 public and private companies to convey their unique stories to an extensive audience that includes institutional investors, high-net worth individuals, corporate clients and exclusive members of the press.

To learn more, visit https://ibn.fm/EFHutton2023Conference

A wide variety of sectors will be represented, including Consumer and Retail, Energy and Infrastructure, Financial Services, Healthcare and Life Sciences, Industrials, Real Estate, Gaming, Lodging, Sustainability, Technology, Media and Telecommunications. Up to 8 meetings will be selected each day and one-on-one interactive sessions will be provided. The conference will offer companies a novel forum to create, amplify, cross-sell and highlight communications between corporate executives, industry experts and investors across the EF Hutton Platform.

To learn more, visit https://ibn.fm/EFHutton2023Conference

A wide variety of sectors will be represented, including Consumer and Retail, Energy and Infrastructure, Financial Services, Healthcare and Life Sciences, Industrials, Real Estate, Gaming, Lodging, Sustainability,  Technology, Media and Telecommunications. Up to 8 meetings with companies can be selected by attendees each day and some companies will participate in one-on-one interactive sessions. The conference will offer companies a novel forum to create, amplify,  and highlight communications between corporate executives, industry experts and investors across the EF Hutton Platform.

About EF Hutton

EF Hutton, division of Benchmark Investments, LLC, is a global, full-service investment bank headquartered in New York, New York. EF Hutton is a division of Benchmark Investments, LLC, a subsidiary of Kingswood US, LLC, an indirect subsidiary of Kingswood Holdings Limited (AIM: KWG). The synergies and direct access to Kingswood Holdings Limited provide EF Hutton with a unique global presence and broad platform outreach to ensure success for its clients.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices and cellular booster systems. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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